Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001 -23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING Summarized voting map sent by the Registrar and Transfer of Shares Agent According to CVM Instruction Nº 481/09, Itaú Unibanco Holding S.A. (“Company”) discloses the summarized voting map that consolidates the voting instructions received from the registrar and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented intheremotevoting form received onthematters submittedfor theresolutionof the Annual General Stockholders’ Meeting tobeexclusively held online on April 26, 2022, 11:00 a.m., with the purpose to: Number of % over total Item Description—ordinary agenda Candidates Voting shares voting Take cognizance of the Management’s Report, the Report of the Independent     Approve 21,827,549 97.48453 Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the     1     Reject - - Audit Committee, and examine them for resolution on the Financial Statements     for the fiscal year ended December 31, 2021:     Abstain 563,233 2.51547 Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at:     Approve 22,314,282 99.65834 https://www.itau.com.br/relacoes-     2     Reject - - cominvestidores/listgroupComunicado.aspx?idCanal=rQmlXNzFOcoHRPHioVRb7     A==&linguagem=en     Abstain 76,500 0.34166 &ano=2022     Approve 19,076,097 85.19621 Fix the number of members who will comprise the Board of Directors in twelve     3     Reject 3,238,185 14.46213 (12):     Abstain 76,500 0.34166 Yes - - Do you wish to request the cumulative voting for the election of the board of     4     No 5,132,398 22.92192 directors, under the terms of art. 141 of Law 6,404, of 1976?     Abstain 17,258,384 77.07808 Approve 15,393,989 68.75146

Alfredo Egydio Setubal Reject 6,920,293 30.90688 Abstain 76,500 0.34166 Approve 20,156,989 90.02360 Ana Lúcia de Mattos Barretto Villela Reject 2,157,293 9.63474 Abstain 76,500 0.34166 Approve 17,661,425 78.87811 Candido Botelho Bracher Reject 4,652,857 20.78023 Abstain 76,500 0.34166 Approve 16,699,009 74.57984 Cesar Nivaldo Gon Reject 5,615,273 25.07850 (Independent member) Abstain 76,500 0.34166 Approve 21,095,831 94.21659 Fábio Colletti Barbosa Reject 1,218,451 5.44175 (Independent member) Abstain 76,500 0.34166 Election of the board of directors by candidate—Total members to be elected: 12 -     Approve 21,110,715 94.28306 Frederico Trajano Inácio Rodrigues Nomination of candidates to the Board of Directors (the stockholder may     Reject 1,203,567 5.37528 nominate as many candidates as the number of vacancies to be fulfilled in the (Independent member)     5    general election. The votes indicated in this field will be disregarded if the Abstain 76,500 0.34166 shareholder holding voting shares also fills in the fields present in the separate     Approve 20,179,327 90.12337 election of a member of the board of directors and the separate election covered     João Moreira Salles Reject 2,134,955 9.53497 by these fields occurs)     Abstain 76,500 0.34166 Maria Helena dos Santos Fernandes Approve 21,110,715 94.28306 de Santana Reject 1,203,567 5.37528 (Independent member) Abstain 76,500 0.34166 Approve 21,110,715 94.28306 Pedro Luiz Bodin de Moraes Reject 1,203,567 5.37528 (Independent member) Abstain 76,500 0.34166 Approve 19,933,421 89.02512 Pedro Moreira Salles Reject 2,372,361 10.59526 Abstain 85,000 0.37962 Approve 20,189,215 90.16753 Ricardo Villela Marino Reject 2,125,067 9.49081 Abstain 76,500 0.34166 Approve 19,605,098 87.55879 Roberto Egydio Setubal Reject 2,709,184 12.09955 Abstain 76,500 0.34166 In case of a cumulative voting process, should the corresponding votes to your     shares be equally distributed among the candidates that you´ve chosen? [If the     Yes 3,490,206 15.58769 shareholder chooses ”yes” and also indicates the ”approve” answer type for     specific candidates among those listed below, their votes will be distributed     6     No - - proportionally among these candidates. If the shareholder chooses to     ”abstain” and the election occurs by the cumulative voting process, the     shareholder’s vote shall be counted as an abstention in the respective resolution     Abstain 18,900,576 84.41231 of the meeting.]     Alfredo Egydio Setubal - - Ana Lúcia de Mattos Barretto Villela 141,909 4.06593 Candido Botelho Bracher 140,493 4.02536 Cesar Nivaldo Gon - - (Independent member) Fábio Colletti Barbosa 661,103 18.94167 (Independent member) Frederico Trajano Inácio Rodrigues 661,103 18.94167 (Independent member) 7    View of all the candidates to indicate the cumulative voting distribution. João Moreira Salles 140,493 4.02536 Maria Helena dos Santos Fernandes de Santana 661,103 18.94167 (Independent member) Pedro Luiz Bodin de Moraes 661,103 18.94167 (Independent member) Pedro Moreira Salles 140,493 4.02536 Ricardo Villela Marino 141,909 4.06593 Roberto Egydio Setubal 140,493 4.02536 Do you wish to request a separate election of a member of the board of    Yes 8,500 0.03796 directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976?     (The shareholder can only fill this field in case of keeping the position of voting     8     No 3,329,191 14.86858 shares ininterrupted for 3 months prior to the general meeting. If the     shareholder chooses “no” or “abstain”, his/her shares will not be computed for     the request of a separate election of a member of the board of directors)     Abstain 19,053,091 85.09346 Do you wish to request a separate election of a member of the board of    Yes 25,019,407 1.31980 directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976?     (The shareholder can only fill this field in case of keeping the position of voting     9     No 390,530,811 20.60091 shares ininterrupted for 3 months prior to the general meeting. If the     shareholder chooses “no” or “abstain”, his/her shares will not be computed for     the request of a separate election of a member of the board of directors).     Abstain 1,480,146,231 78.07928 Approve 22,314,282 99.65834 Gilberto Frussa / João Costa Reject - - Abstain 76,500 0.34166 Nomination of candidates to the fiscal council (the shareholder may nominate as     10     many candidates as there are seats to be filled in the general election).     Approve 22,314,282 99.65834 Eduardo Miyaki / Reinaldo Guerreiro Reject - - Abstain 76,500 0.34166 Approve 1,829,405,187 96.50307 Nomination of candidates to the fiscal coucnil by shareholders with non-voting Artemio Bertholini / Rene Guimarães     11     Reject 12,821,252 0.67633 preferred shares or restricted voting rights.    Andrich Abstain 53,470,010 2.82060 Approve 16,749,665 74.80607 Resolve on the amount allocated to the overall compensation of the members of     12    the Company’s Board of Officers and Board of Directors in the total amount of Reject 5,564,617 24.85227 R$500,000,000.00:     Abstain 76,500 0.34166 Approve 22,314,282 99.65834 Resolve on the monthly individual compensation of R$22,000.00 to effective     13     Reject - - members and R$9,000.00 to alternate members of the Fiscal Council: Abstain 76,500 0.34166 São Paulo-SP, April 22, 2022.     RENATO LULIA JACOB     Group Head of Investor Relations and Market Intelligence